SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
asacha@sidley.com (312) 853 2939	FOUNDED 1866

March 26, 2014

Mellissa Campbell Duru, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:                             Telephone and Data Systems, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 18, 2014

File No. 001-14157

Dear Ms. Duru:

On behalf of Telephone and Data Systems, Inc. (“TDS” or the “Company”), this letter responds to your letter dated March 21, 2014, regarding comments of the staff (“Staff””) of the Securities and Exchange Commission (“SEC” or “Commission”) on the above-referenced filing. The Staff’s comments are repeated below.  References to page numbers are those in the above-referenced document as filed, as indicated below.  Concurrently with the filing of this correspondence, the Company is filing Amendment No. 1 to its Preliminary Proxy Statement.

Proxy Statement

General

1.                                      Please include information as of the most reasonable practicable date. A significant amount of information remains to be provided. Please fill in all blanks, provide updated information as of the most reasonable practicable date regarding the possible solicitation in opposition as well as information that is required by Item 4(b)(4) and Item 5 of Schedule 14A. We may have additional comments once such information is provided.

Response 1:

The Company has filled in as many of the blanks as possible at this time.

The Company has inserted the dates currently scheduled for the record date and meeting date (which are subject to timing of completion of the Staff’s review).

The exact date of the proxy statement, which will also be the date of mailing and posting to the internet website, is dependent on when the Staff completes its review of the preliminary proxy statement and accordingly, has been indicated as “April [    ], 2014.”   Also the date on which Rule

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

14a-8 shareholder proposals relating to the 2015 Annual Meeting inter-relates with this date and so has been indicated as “December [   ], 2014.”

The share information has been updated as of the most reasonable practicable date of February 28, 2014.

The Company has filled in the information required by Item 4(b)(4) of Schedule 14A on pages 9 and 121 of the amended filing.

The Company has confirmed that the information required by Item 5 of Schedule 14A on the Schedules to the preliminary proxy statement is up to date as of the date of this letter, and this information will be updated if necessary prior to the definitive filing.  In addition, the Company has added a cross reference to the Schedules under “Background of Recent Events.”

The Company acknowledges the need to fill in all remaining blanks prior to filing its definitive proxy statement.

Voting Information, page 3

2.                                      Given the potential for confusion, please eliminate the computational formulas.  Instead, consider referring shareholders to the Restated Charter, which explains how the relative voting percentages are calculated.

Response 2:

The Company has eliminated the computational formulas and has referred shareholders to the Restated Charter, which explains how the relative voting percentages are calculated.

How will my shares be voted if I own shares through a broker…, page 7

3.                                      We note that the company has received notice that the meeting may be contested. It is our understanding that in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine/discretionary or not. If GAMCO files materials to contest the meeting, please revise your disclosure to clarify that brokers would not have the authority to vote with respect to any of the proposals.

Response 3:

The Company has revised the disclosure to clarify that brokers would not have the authority to vote with respect to any of the proposals if GAMCO files materials to contest the meeting.

Background of Recent Events, page 11

4.                                      Please provide further information regarding any other communications the participants have had with the GAMCO parties. In addition, disclose what the Board believes are the relative strengths of the nominees being recommended by the Board versus the GAMCO nominees.

Response 4:

The “Background of Recent Events” has been revised to provide further information regarding other communications the participants have had with the GAMCO parties.

In addition, the “Background of Recent Events” has been revised to disclose what the Board believes are the relative strengths of the nominees being recommended by the Board versus the GAMCO nominees.

Solicitation of proxies, page 119

5.                                      You indicate that the solicitation of proxies by mail may be supplemented by telephone, email, advertisement, telecopy, press release, employee communication, postings on TDS’ internet website and intranet website or in person. Please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response 5:

On behalf of the Company, we hereby confirm the Company’s understanding that under Rule 14a-6(b) and (c), it must file all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, under the cover of Schedule 14A on the date of first use.

6.                                      Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Response 6:

The Company does not plan to solicit proxies via Internet chat rooms.

On behalf of the Company and each participant, having been authorized to make such acknowledgements of their behalf, the Company and each participant acknowledges that:

•                  The Company and each participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company and each participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the Staff’s convenience, we have sent to you separately via Fed Ex a copy of Amendment No. 1 to the Company’s Preliminary Proxy Statement that is marked to show changes from the version that was originally filed on March 18, 2014.

We appreciate the Staff’s comments and request that the Staff contact the undersigned by phone at (312) 853-2939 or by fax at (312) 853-7036 with any questions or comments regarding this letter.

Very truly yours,

/s/ Alfred N. Sacha

Alfred N. Sacha

cc: LeRoy T. Carlson, Jr.